COMPLIANCE WITH KRX DISCLOSURE REQUIREMENT
Regarding Possible Purchase and Acquisition of Shares
in Elkem

Pursuant to KRX disclosure requirements, as soon as practicable upon availability, POSCO will disclose certain information (e.g., investment valuation) in connection with the possible purchase and acquisition of certain shares of Elkem. At the present, POSCO has not made any formal or informal announcements regarding the Project.